UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion®, Comfone and Iberbanda to Showcase Dual Technology Roaming of Mobile WiMAX™ and Wi-Fi Based Upon Intel Silicon. Dated February 12th, 2008	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion®, Comfone and Iberbanda to Showcase Dual
Technology Roaming of Mobile WiMAX™ and Wi-Fi
Based Upon Intel Silicon

Live Demonstration at Mobile World Congress, February 14-18, Booth #2C25

Barcelona, February 12, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it has joined forces with Comfone, Iberbanda and Intel to demonstrate dual technology roaming of Wi-Fi and Mobile WiMAX™. Leveraging on a large Wi-Fi install base with everywhere hotspots and imminent Mobile WiMAX services, visitors at Mobile World Congress will be able to experience the seamless roaming between these two technologies. The demonstration will also show a real life usage of Web 2.0 applications over Mobile WiMAX.

Mobile WiMAX and Wi-Fi roaming allows users to benefit from enhanced coverage by utilizing two types of broadband wireless technologies. Operators can offer services to the large Wi-Fi install base with smooth migration to WiMAX™ services. The live demonstration is made possible through the Intel® WiMAX Connection 2250 chip integrated into Alvarion’s 4Motion® solution, running over the 3.5 GHz spectrum provided by Iberbanda – the most available spectrum in Europe for WiMAX applications.

Comfone, a leader in GSM and public WLAN roaming, will provide public WLAN access points connected to its Wi-Fi roaming platform, as well as the public WLAN accounts used for the roaming demonstration. This demonstration will illustrate how a user, using a single account, will be able to roam between WiMAX and WLAN in the future.

“Naturally, we feel at home showcasing here in Barcelona, yet even more so because we are collaborating with our close partners Alvarion and Intel,” said Mr. Luis Miguel Garcia Sanchez, CEO of Iberbanda. “As always we are dedicated to providing broadband services to our customers, and see the great importance of WiMAX-Wi-Fi roaming, which can enable both wireless broadband connectivity locally, and the extension of services to the metropolitan area network. As a result our subscribers will be able to enjoy an always- best-connected experience.”

“We are pleased to see this type of innovation in the wireless broadband space,” said Raviv Melamed, General Manager, Mobile Wireless Group, Intel Corporation. “This demo highlights the complementary nature of WiMAX and Wi-Fi, and serves as a benchmark for further development of seamless WiMAX/Wi-Fi roaming.”

“Presenting extended coverage possibilities enabled by WiMAX/Wi-Fi roaming together with industry leaders as Iberbanda and Intel, is a great opportunity for all visitors at Mobile World Congress to experience the advantages of combining these technologies,” said Tzvika Friedman, President and CEO of Alvarion. “Our 4Motion solution and OPEN™ WiMAX architecture can serve as an ideal all-IP platform for various services, such as Web 2.0 applications, and enable an enhanced Internet experience with a variety of exciting mobile devices.”

About Comfone
Comfone provides roaming services to over 300 operators in 125 countries worldwide. Its service portfolio includes signalling, data, clearing, hubbing and convergence services. WeRoam is a trademark of the Swiss company Comfone AG. WeRoam specialises in wholesale mobility management and roaming solutions for the fixed and mobile telecommunications sector.

WeRoam is a patented open roaming platform connecting nearly 60 WISPs and offering an aggregated footprint of more than 35.000 hotspots. Key solutions found in GSM technology have been adopted to make up the WeRoam service. This positions WeRoam as the only open roaming platform supporting username/password and SIM based authentication for WLAN Roaming. All solutions easily integrate with existing products of Internet, Enterprise, GSM and VoIP service providers. Learn more about Comfone and WeRoam at www.comfone.com & www.weroam.com.

About Iberbanda
Iberbanda (www.iberbanda.es) is an innovative broadband communications provider that offers its customers a wide variety of High Speed Internet, Telephony, Data Transmission and Value Added Services. Iberbanda shareholders are leading companies in its sectors: Telefonica, El Corte Ingles, Grupo PRISA and Omega Capital. Nowadays Iberbanda covers near 30 % of Spain with very singular projects: Andalucia, Castilla y Leon, Navarra, Cataluña and Murcia with more than 800 WIMAX base stations that almost fully covers those territories.

Iberbanda has the most significant WiMAX network in operation in Europe. WiMAX as a wireless access allows Iberbanda to make a fast deployment, highly cost efficient and minimum environmental impact technology. Iberbanda has been increasing dramatically the number of customers during 2007, with a growth of 82% in the whole year. Iberbanda is one of the first operators members of the WiMAX Forum.

About Alvarion
With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum
Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.